UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

BLACKHAWK CAPITAL GROUP BDC INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

09236T 10 3

(CUSIP Number)

December 20, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 09236T 10 3	Page 2 of 7 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doreen McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 2,345,000
SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,345,000
PERSON WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,345,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 7 pages

CUSIP No. 09236T 10 3	Page 3 of 7 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Blackhawk Capital Group BDC Inc.

(b)	Address of Issuer’s Principal Executive Offices:

14 Wall Street, 11th Floor New York, NY 10005

Item 2.

(a)	Name of Person Filing:

Doreen McCarthy

(b)	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Person is:

426 Broome Street, Fourth Floor New York, NY 10013

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

09236T 10 3

Page 3 of 7 pages

CUSIP No. 09236T 10 3	Page 4 of 7 Pages

SCHEDULE 13G

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or (c), or 13d-2(b), check whether the person filing is a: Not applicable

(a)	☐Broker or dealer registered under § 15 of the Act (15 U.S.C. 78o).
(b)	☐Bank as defined in § 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐Insurance company as defined in § 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐Investment company registered under § 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐A savings association as defined in § 3(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1813).
(i)	☐A church plan that is excluded from the definition of investment company under § 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
a. Amount beneficially owned:
Doreen McCarthy	2,345,000
b. Percent of class:	9.9%
c. Number of shares:
(i) Sole power to vote or direct vote:
Doreen McCarthy	2,345,000
(ii) Shared power to vote or direct vote:
Doreen McCarthy	0
(iii) Sole power to dispose or to direct disposition of:
Same response as (c)(i) above.
(iv) Shared power to dispose or direct the disposition of:
Same response as (c)(ii) above.

Page 4 of 7 pages

CUSIP No. 09236T 10 3	Page 5 of 7 Pages

SCHEDULE 13G

Ms. McCarthy directly holds 2,200,000 shares of Common Stock in her name, which represent approximately 9.3% of the outstanding shares of Common Stock. An aggregate of 145,000 shares of Common Stock are held under Uniform Transfer to Minors Act (UTMA) accounts for her nieces, nephews and close family friends. As custodian under the Uniform Transfer to Minors Act accounts, Ms. McCarthy may be deemed to be the beneficial owner and to have sole indirect power to vote and dispose of such 145,000 shares, which represent approximately 0.6% of the outstanding shares of Common Stock. Accordingly, Ms. McCarthy may be deemed to beneficially own an aggregate of 2,345,000 shares of Common Stock, which represent approximately 9.9% of the outstanding shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

See attached certifications

Page 5 of 7 pages

CUSIP No. 09236T 10 3	Page 6 of 7 Pages

SCHEDULE 13G

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: December 20, 2005	/s/ Doreen McCarthy
Doreen McCarthy

CUSIP No. 09236T 10 3	Page 7 of 7 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2005	/s/ Doreen McCarthy
Doreen McCarthy

Page 7 of 7 pages